  EXHIBIT 99.1

March 9, 2020	News Release 20-03

Pretivm Updates Brucejack Mine Mineral Resource, Mineral Reserve and Life of Mine Plan

Vancouver, British Columbia, March 9, 2020; Pretium Resources Inc. (TSX/NYSE:PVG) (“Pretivm” or the “Company”) announces an updated Mineral Reserve (the “2020 Mineral Reserve”), Mineral Resource (the “2020 Mineral Resource”) and Life of Mine (“LOM”) plan (the “2020 LOM Plan”, and together with the 2020 Mineral Reserve and 2020 Mineral Resource, the “2020 Updates”) for the Brucejack Mine (“Brucejack”), which highlight the continued robust economics of the long-life underground operation. The effective date of the 2020 Mineral Reserve and 2020 Mineral Resource is January 1, 2020.

The 2020 Updates will be detailed in a National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) Technical Report (the “2020 Report”) prepared by Tetra Tech Canada Inc. and co-authored by consultants listed under “Independent Qualified Persons” below. The 2020 Report updates the operating parameters contained in the “Technical Report on the Brucejack Gold Mine, Northwest British Columbia” with an effective date of April 4, 2019 (the “2019 Report”). The 2020 Report will be filed in Canada under the Company’s profile on SEDAR at www.sedar.com and in the United States on the EDGAR section of the Securities and Exchange Commission (“SEC”) website at www.sec.gov, within the coming weeks.

All dollar amounts are expressed in, and references to “$” refer to United States dollars unless otherwise noted. References to “C$” refer to Canadian dollars.

“Consistent with the preliminary production outlook for post-2020 gold production in the Valley of the Kings announced on February 12, our updated life of mine plan outlines average annual gold production of 367,000 ounces for the first nine years while mining primarily in the Valley of the Kings,” said Joseph Ovsenek, President and CEO of Pretivm. “At a gold price of $1,600, Brucejack now has an estimated after-tax net present value at a 5% discount rate of $2.13 billion over the 13-year mine life. Since achieving commercial production in July 2017, Brucejack has generated over $500 million of cash flow and is expected to generate strong cash flow well into the future.”

Summary of 2020 Updates

The 2020 LOM Plan is based on the 2020 Mineral Reserve and the 2020 Mineral Resource estimates. The 2020 Mineral Resource was updated from the Mineral Resource estimate reflected in the 2019 Report (the “2019 Mineral Resource”) only within the Valley of the Kings Zone (the “Valley of the Kings”) inside an area informed with new data from additional infill drilling conducted in 2019, totaling 89,121 meters. Furthermore, the Mineral Resource cut-off for the Valley of the Kings Zone has been lowered to 3.5 g/t gold, as this cut-off better resembles the recently mined grades. This has resulted in an increase in the number of tonnes in the Measured and Indicated Mineral Resource categories, albeit at a lower reported grade.

Approximately 50% of the tonnes comprising the 2020 Mineral Reserve are from the area of the Valley of the Kings where the Mineral Resource was updated. A Mine Call Factor was applied to the remaining tonnes (approximately 50%) comprising the 2020 Mineral Reserve (the area of the Mineral Reserve outside of the Mineral Resource update area). The Mine Call Factor is a reconciliation factor which is derived from operational experience. The Mine Call Factor is determined by applying an upper limit to the reserve stope grade, where the upper limit is determined by the average diamond drill hole spacing of the reserve shape. Stopes with a lower average diamond drill hole spacing (higher drill density) have a lower resulting Mine Call Factor than stopes with greater diamond drill hole spacing (lower drill density). The 2020 Mineral Reserve reflects a reduction in gold grade from the 2019 Mineral Reserve (defined below) grade due to updates to the Mineral Resource and the application of the Mine Call Factor.

●
2020 Brucejack Mine Estimated Total Life of Mine Plan (Valley of the Kings and West Zone)
o
Average annual production of over 366,000 ounces of gold over the first 5 years with average annual cash flow of $171 million (post-tax) at $1,300/ounce gold.
o
Average annual production of over 357,000 ounces of gold over the first 10 years and average annual free cash flow of $181 million (post-tax) at $1,300/ounce gold.
o
Average operating costs of $164/tonne milled over the first 10 years and average LOM operating costs of $163/tonne milled.
o
At the mine level, average sustaining costs of $702/ounce of gold sold over the first 10 years and average LOM sustaining costs of $691/ounce.
o
At the corporate level, average all-in sustaining costs (“AISC”) of $747/ounce of gold sold over the first 10 years and average LOM AISC of $743/ounce of gold sold.
o
After tax net present value (“NPV”) at a 5% discount of $1.50 billion ($1.80 billion pre-tax) at $1,300/ounce gold, $16.90/ounce silver and exchange rate of US$0.76/C$1.00.
●
2020 Brucejack Mine Total Proven and Probable Mineral Reserve Estimate
o
4.2 million ounces of gold (15.7 million tonnes grading 8.4 grams of gold per tonne after application of the Mine Call Factor).
o
The West Zone Mineral Reserves was not updated.
o
Excludes all Mineral Reserve material mined prior to January 1, 2020.
●
2020 Valley of the Kings Proven and Probable Mineral Reserve Estimate
o
3.6 million ounces of gold (12.8 million tonnes grading 8.8 grams of gold per tonne after application of the Mine Call Factor).
o
Excludes all Mineral Reserve material mined prior to January 1, 2020.

2020 Brucejack Mine Economics

Table 1: Summary of Brucejack Economic Results by Metal Price

	Base Case	Spot Case	High Case
Gold Price ($/ounce)	$1,300	$1,600	$1,900
Silver Price ($/ounce)	$16.90	$20.80	$24.70
Net Cash Flow ($)	$2.44 billion (pre-tax) $1.95 billion (post-tax)	$3.70 billion (pre-tax) $2.75 billion (post-tax)	$4.96 billion (pre-tax) $3.55 billion (post-tax)
Net Present Value(1) (5.0% discount) ($)	$1.80 billion (pre-tax) $1.50 billion (post-tax)	$2.75 billion (pre-tax) $2.13 billion (post-tax)	$3.70 billion (pre-tax) $2.76 billion (post-tax)
Exchange Rate (US$:C$)	0.76	0.76	0.76
(1)
NPV is discounted to January 2020.

Summary of 2020 Updates Compared to 2019

The 2020 Updates are based on the ten quarters of mining operations at Brucejack since commercial production commenced in July 2017. The Valley of the Kings Proven and Probable Mineral Reserve gold grade has been reduced from 13.8 grams per tonne to 8.8 grams per tonne (a 36% decrease from the 2019 Mineral Reserve grade) due to an update of the Mineral Resource and the application of a Mine Call Factor that has been generated based on mining experience and reconciliations. All estimated costs have been updated with actual costs from 2019. Areas of cost increase include labour, environmental compliance and snow removal. The net present value decrease of 42% is mainly attributable to an update of the Mineral Resource and the application of a Mine Call Factor that resulted in estimated sold ounces decreasing by 34%.

A comparison of the main parameters of the 2020 Report and the 2019 Report is summarized below in Table 2.

Table 2: Comparison of Main Parameters of 2020 Report to 2019 Report

	2019 Report(1)	2020 Report
Operating Rate (tonnes/day)	3,800	3,800
Mine Life (years)(2)	14	13
Proven and Probable Mineral Reserve Gold Grade (g/t)	12.6	8.4
Recoveries Gold/Silver (%)	96.5/87.9	96.3/90.4
LOM Average Annual Gold Production (‘000 ounces)	441	311
LOM Average Operating Costs ($/t)	$168	$163
LOM Average Mine Site AISC(3)($/ounce gold sold)	$502	$691
LOM Average AISC(3,4) ($/ounce gold sold)	$539	$743
US$:C$ Exchange Rate	0.775	0.76
NPV5 Pre-Tax/Post-Tax ($’000)	$3,602/$2,587($1,300 Au/$16.90 Ag)	$1,799/$1,496($1,300 Au/$16.90 Ag)
NPV5 Pre-Tax/Post-Tax ($’000)	$4,537/$3,181($1,500 Au/$19.50 Ag)	$2,752/$2,135($1,600 Au/$20.80 Ag)
(1)
The Mineral Reserves (the “2019 Mineral Reserves”) and LOM in the 2019 Report were updated for the Valley of the Kings in April 2019 (see News Release April 4, 2019).
(2)
Mine life is based from start of year in which the report was issued. 2019 Report begins January 1, 2019. 2020 Report begins January 1, 2020.
(3)
AISC excludes 3,800 tpd expansion capital.
(4)
LOM AISC includes corporate general and administrative (“G&A”) costs.

2020 Brucejack Mineral Reserve

Brucejack Mine Total Mineral Reserve

The updated Mineral Reserve estimates by zone and Mineral Reserve category are summarized below in Table 3. The 2020 Updates include Mineral Reserve updates for the Valley of the Kings. The West Zone Mineral Reserve was not updated as there was no new information in 2019. The Mineral Reserve estimate for the areas of the 2020 Mineral Resource for the Valley of the Kings that were not updated in the 2020 Mineral Resource have had a Mine Call Factor applied that was determined based on historic mining data and reconciliations. The 2020 Mineral Reserve grade over the LOM for the Valley of the Kings was reduced by approximately 18% as a result of the application of the Mine Call Factor.

Table 3: 2020 Brucejack Mine Total Mineral Reserve(1,2,3,4)

Zone		Ore Tonnes (Mt)	Grade		Contained Ounces
			Au (g/t)	Ag (g/t)	Au (Moz)	Ag (Moz)

Valley of the Kings Zone(5)	Proven	1.4	8.9	11.1	0.4	0.5
	Probable	11.3	8.7	9.8	3.2	3.6
	Total	12.8	8.8	10.0	3.6	4.1
West Zone(6)	Proven	1.4	7.2	383.0	0.3	17.4
	Probable	1.5	6.5	181.0	0.3	8.6
	Total	2.9	6.8	278.5	0.6	26.0
Total Mine	Proven	2.8	8.1	195.1	0.7	17.9
	Probable	12.8	8.5	29.8	3.5	12.2
	Total	15.7	8.4	59.6	4.2	30.1
(1)
Mineral Reserves exclude all Mineral Reserve material mined prior to January 1, 2020.
(2)
Valley of the Kings Mineral Reserves based on $180/t net smelter return (“NSR”) cut-off grade, $1,250/oz gold, $15.60/oz silver, C$1:US$0.78 exchange rate.
(3)
Rounding of some figures may lead to minor discrepancies in totals.
(4)
Values are inclusive of mining recovery and dilution. Values are determined as of delivery to the mill and therefore not inclusive of milling recoveries.
(5)
Mineral Reserve Grade for the Valley of the Kings is inclusive of the Mine Call Factor.
(6)
The West Zone Mineral Reserve was not updated and the Mine Call Factor was not applied.

2019 Mineral Reserve Reconciliation

The 2019 Mineral Reserve reconciliation was completed by evaluating the 2019 Mineral Reserve shapes against the results from 2019 milling and mining (the “2019 Mined Actuals”). Reserve shapes that are spatially proximal with the 2019 actual stopes and development ore positions were compared to the 2019 Mined Actuals. Applicable Reserve shapes were determined by the use of Cavity Monitoring Systems (“CMS”) scans of the mined material for all material mined in 2019. In 2019, ore was mined from 67 stopes over 10 levels from the 1170-meter level to the 1410-meter level across a distance ranging 290 meters east to west and 155 meters north to south. Late in 2019, material was also mined from one stope on the 1110-meter level. Table 4 below summarizes the comparison.

Table 4: Reconciliation of 2019 Mineral Reserve to 2019 Mined Actuals

	Tonnes (000’s)	Gold Grade (g/t)	Contained Gold Ounces (000’s)
Mined 2019 Mineral Reserve Material	1,023	12.1	396
Grade Control Depleted 2019 Reserves	60	12.9	25
2019 Mineral Reserve Material in Reconciliation	1,083	12.1	421
2019 Mined Actuals	1,303	8.7	366
Reconciliation	120%	72%	87%

The 2019 Mineral Reserve material is inclusive of Mineral Reserve material that was subsequently identified as uneconomic by grade control with no possibility of future mining. This material amounted to 60,000 tonnes of 2019 Mineral Reserve material. The 2019 Mined Actuals contained 20% more tonnage than planned primarily due to the identification of out-of-reserve material that was determined to be economic as a result of the grade control program. All material sent to the mill was determined to be economic by the grade control program.

The 2019 grade control program identified approximately 570,000 tonnes of material located outside of reserve shapes as economic that the 2019 Mineral Resource model identified as sub-economic. This material was either mined or added to drilled inventory throughout 2019. These additional tonnes were not accounted for in the LOM plan reflected in the 2019 Report and are not accounted for in the 2020 Mineral Reserve and 2020 LOM Plan.

Mining and Processing

Brucejack is a high-grade underground mining operation using the long-hole stoping mining method (both transverse and longitudinal) and cemented paste backfill. The Valley of the Kings, the higher-grade, primary targeted deposit, has been developed first; the lower-grade West Zone will be mined in the second half of Brucejack’s 13-year mine life. The 2020 LOM plan is based on a processing rate of 3,800 tonne per day until 2029 when the rate is reduced to manage the grade distribution between the West Zone and remaining Valley of the Kings Mineral Reserves. Brucejack is planned to mine a total of 15.6 Mt at an average grade of 8.4 g/t gold after the application of the Mine Call Factor.

Mineral processing at the current operation uses conventional gravity concentration and sulphide flotation, producing gold-silver doré and gold-silver flotation concentrate. Predicted metallurgical recoveries over the LOM average 96.3% and 90.4% for gold and silver, respectively. A total of 4.0 million ounces of gold and 27.1 million ounces of silver are estimated to be produced over the remaining mine life of Brucejack after application of the Mine Call Factor. Projected production and processing is summarized in Table 5 below.

Table 5: Life of Mine Projected Production and Processing Summary(1)

Years	Tonnage(2) (t)	Lateral DevelopmentMeters(2)(m)	Gold Grade (g/t)(3)	Silver Grade (g/t)	Gold Production ('000 ounces)	Silver Production ('000 ounces)
1	1,387,000	12,000	8.3	13.7	358	517
2	1,387,000	12,000	8.6	9.3	371	371
3	1,387,000	10,800	8.6	10.7	371	417
4	1,387,000	10,800	8.6	11.4	370	441
5	1,387,000	4,320	8.4	14.0	363	550
6	1,387,000	4,650	8.6	51.8	368	2,072
7	1,387,000	3,890	8.4	98.1	362	3,939
8	1,387,000	1,020	8.6	88.5	369	3,577
9	1,387,000	960	8.6	57.4	369	2,290
10	1,040,000	770	8.4	110.1	270	3,357
11	1,040,000	560	7.4	122.1	238	3,722
12	693,000	400	7.2	159.3	155	3,238
13	380,000	150	7.0	231.0	82	2,604
Life of Mine	15,636,000	62,320	8.4	59.6	4,046	27,095
(1)
LOM begins on January 1, 2020. The 2020 Mineral Reserve excludes all Mineral Reserve material mined prior to January 1, 2020.
(2)
Tonnes are rounded to nearest thousands. Development meters are rounded to the nearest tens.
(3)
Gold grade is adjusted using a Mine Call Factor applied to the Mineral Reserves located in the non-updated portions of the 2020 Mineral Resource model.

Capital and Operating Costs

The remaining capital cost for the mine throughput upgrade to 3,800 tonnes per day is estimated at $14.8 million over five quarters of 2020 and 2021, including a contingency of $2.5 million. Capital costs are summarized in Table 6 below.

Table 6: 3,800 tpd Expansion Capital Costs Summary (1)

($ million)
Mine Underground	3.8
Process and Infrastructure	6.9
Total Direct Costs	10.7
Indirect Costs (2)	1.6
Contingency (2)	2.5
Total Expansion Capital Cost	14.8
(1)
Year 2020-2021 capital cost expenditure for expansion of mine, process and infrastructure, including mine throughput expansion related costs.
(2)
Mill expansion related indirect costs and contingency only.

The total sustaining capital cost for the remainder of the LOM at Brucejack is estimated at $161.9 million. Sustaining capital costs are summarized in the Table 7 below.

Table 7: Sustaining Capital Costs Summary

($ million)
Mining	66.6
Processing	3.5
Site Services and Surface Maintenance	91.8
Total Sustaining Capital Cost	161.9

Average LOM operating cost is estimated at $163 per tonne milled. Operating costs are summarized in Table 8 below.

Table 8: Operating Costs Summary

($/tonne)
Mining	71
Processing	21
Mine General and Administrative	35
Surface Services and Others	36
Total Operating Cost	163

All-in sustaining costs, which include by-product cash costs, sustaining capital, exploration expense and reclamation cost accretion are summarized in Table 9 below.

Table 9: All-In Sustaining Costs Life of Mine
($ million, except for cost per ounce and gold sales)
Total Cash Costs(1,2)	$2,581
Reclamation Cost Accretion	$21
Sustaining Capital Expenditure	$162
Mine Site Sustaining Costs(3)	$2,764
Gold Sales (M ounces)	4.0 M ounces
Mine Site Sustaining Cost per ounce(1,2,3)	$691/ounce
Corporate G&A Costs	$52/ounce
All-in Sustaining Costs	$743/ounce
(1)
Net of silver credits at a silver price of $16.90/ounce.
(2)
Includes offsite shipping, treatment, refining charges and royalties.
(3)
Excludes 3,800 tpd Expansion Capital.

2020 Mineral Resource

Brucejack Mineral Resource

The 2020 Mineral Resource incorporates an additional 89,121 meters of resource drilling in 555 drill holes and 7,606 meters of mapped underground development completed in the Valley of the Kings Zone since the 2019 Mineral Resource. The 2020 Mineral Resource reported by zone and confidence category is summarized in Table 11 below. The Valley of the Kings Mineral Resource was updated for 2020, but only in an area where new data was available; the West Zone Mineral Resource was not updated as there was no new information in 2019.

Table 11: Brucejack Mineral Resource (1,2,3,4,5,6)

Zone	Confidence Category	Ore Tonnes (Mt)	Grade		Contained Metal
			Au (g/t)	Ag (g/t)	Au (Moz)	Ag (Moz)

Valley of the Kings Zone	Measured	2.3	10.5	12.6	0.8	0.9
	Indicated	16.1	11.4	12.2	5.9	6.3
	Total M+I	18.4	11.3	12.2	6.7	7.2
	Inferred	5.4	13.3	15.9	2.3	2.8
West Zone	Measured	2.4	5.9	347	0.5	26.8
	Indicated	2.5	5.9	190	0.5	15.1
	Total M+I	4.9	5.9	267	0.9	41.9
	Inferred	4.0	6.4	82	0.8	10.6
Total Mine	Measured	4.7	8.4	183.3	1.3	27.7
	Indicated	18.6	10.7	35.8	6.4	21.4
	Total M+I	23.2	10.1	65.5	7.6	49.1
	Inferred	9.4	10.3	44.3	3.1	13.4
(1)
Mineral Resources are reported inclusive of Mineral Reserves.
(2)
Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability. The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, marketing, or other relevant issues. The Mineral Resources in this news release were estimated in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”), CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council.

(3)
The quantity and grade of reported Inferred Mineral Resources in this estimation are uncertain in nature and there has been insufficient exploration to define these Inferred Mineral Resources as an Indicated or Measured Mineral Resource. It is uncertain if further exploration will result in upgrading Inferred Mineral Resources to an Indicated or Measured Mineral Resource category.
(4)
Tonnes, grade, and contained metal figures in totals may differ due to rounding.

(5)
The Brucejack Mineral Resource is reported at 3.5 g/t gold cut-off for the Valley of the Kings Zone and 5 g/t gold equivalent cut-off for the West Zone (AuEq = Au + Ag/53).
(6)
Mineral Resources exclude all Mineral Resource material mined prior to January 1, 2020.

The 2020 Mineral Resource for the Valley of the Kings Zone differs from the 2019 Mineral Resource in that there are significantly more drill holes used in the estimation of the model, the classification has been updated to allow for the change in confidence resulting from the new information, the estimation parameters have been adjusted to allow greater local accuracy of the grade estimates (based on validation of the model estimates against production information), and all production prior to January 1, 2020 as well as volumes deemed non-minable have been removed.

Furthermore, the Mineral Resource cut-off for the Valley of the Kings Zone has been lowered to 3.5 g/t gold, as this cut-off better resembles the recently mined grades. This has resulted in an increase in the number of tonnes in the Measured and Indicated Mineral Resource categories, albeit at a lower reported grade. The 2020 Measured and Indicated Mineral Resource for the Valley of the Kings Zone is 18.4 million tonnes at 11.3 g/t gold compared to 13.7 million tonnes at 17.2 g/t gold in 2019.

2019 Mineral Resource Reconciliation

The 2019 Mineral Resource reconciliation compares ounces predicted in the 2019 global resource model in the areas mined over a given period to the actual ounces delivered to the mill from mining those same areas in that period.  Reconciliation of the 2019 global resource model for the period January 1, 2019 to December 31, 2019 was approximately 101% on ounces. The modeled ounces for the areas mined during 2019 were predicted to be 361,739 ounces (delivered to the mill) at 8.3 grams per tonne and 1,355,769 tonnes; while the actual ounces for the areas mined were determined to be 365,585 ounces (delivered to the mill) at 8.7 grams per tonne and 1,303,001 tonnes. Reconciliation improved in 2019 compared to the comparable period in 2018 when reconciliation to the global resource model was approximately 90% on ounces.

Independent Qualified Persons

The following “Qualified Persons” as defined by NI 43-101 are independent of Pretivm and responsible for the 2020 Report, and each has reviewed, approved and verified the scientific and technical information contained in this news release relating to his or her respective scope of responsibility, as applicable:

Qualified Person	Scope of Responsibility
Ivor W.O. Jones, M.Sc., P.Geo., FAusIMMIvor Jones Pty Ltd.	Geology and Mineral Resources
Maurie Phifer, P.Eng. Tetra Tech Canada Inc.	Mineral Reserves, Mining Methods; Underground Infrastructure; Paste Backfill Distribution; Mining Operating Cost Estimate; Financial Analysis
John Huang, Ph.D, P.Eng. Tetra Tech Canada Inc.	Metallurgy and Recovery Methods; Market Studies; Process, G&A and Site Services Operating Cost Estimates
Hassan Ghaffari, P.Eng., M.A.Sc. Tetra Tech Canada Inc.	Surface Infrastructure; Capital Cost Estimate
Calvin Boese, P.Eng., M.Sc. SRK Consulting (Canada) Inc.	Waste Rock and Tailings Storage Facility
Rolf Schmitt, M.Sc., P.Geo. Environmental Resources Management Ltd.	Aspects of environmental, social, community studies, and permitting
Alison Shaw, Ph.D., P.Geo. Lorax Environmental Services Ltd.	Geochemistry, Water Quality
Mauricio Herrera, PhD, P.Eng. SRK Consulting (Canada) Inc.	Water Management
Laura-Lee Findlater, P.Geo. Lorax Environmental Services Ltd.	Hydrogeology
Tim Coleman, P.Eng., ACSM, M.Sc. DIC SRK Consulting (Canada) Inc.	Underground Mine Geotechnical

Improved Local Data Density Through Reverse Circulation Drilling

A high-density reverse circulation (“RC”) drill program to increase the data density necessary to enhance mine planning and optimize gold production is scheduled to commence in the second quarter 2020. Under the main part of the program, 360-degree RC drill fans comprised of approximately 40 holes are planned to be drilled at 10-meter centers nominally west to east along the 1140-meter level of the mine over approximately 320 meters. Each drill hole will be approximately 48 meters long and assayed using 1.5 meter sample lengths. The high-density RC drill program is expected to improve the information available for mine planning and in turn reduce the Mine Call Factor.

Production and Cash Flows

Over the next three years, estimated gold production of over 1.1 million ounces of gold is expected to generate cash flows of $700 million at $1,600 gold, which is more than sufficient to pay down the scheduled debt maturities of approximately $480 million.

Scientific and technical information in this news release not set out in the 2020 Report has been reviewed, approved and verified by Barry McDonough, P.Geo, Manager of Geological Operations for the mine geology section, Lyle Morgenthaler, P.Eng., Chief Mining Engineer for the mine development and Nicolas Scarcelli-Casciola, B.A.Sc., P.Eng., Pretivm’s Mine Planning Manager for mine reserves, each of whom is a Qualified Person as defined in NI 43-101.

2020 Update Webcast and Conference Call

Webcast and conference call details:

Thursday, March 12, 2020 at 8:00 am EDT (5:00 am PDT)
Webcast	www.pretivm.com
Toll Free (North America)	1-800-319-4610
International and Vancouver	604-638-5340

About Pretivm

Pretivm is an intermediate gold producer with the high-grade gold underground Brucejack Mine in northern British Columbia.

For further information contact:

Joseph Ovsenek
Troy Shultz
President & CEO
Manager, Investor Relations &Corporate Communications

Pretium Resources Inc.
Suite 2300, Four Bentall Centre, 1055 Dunsmuir Street
PO Box 49334 Vancouver, BC V7X 1L4
(604) 558-1784
invest@pretivm.com
(SEDAR filings: Pretium Resources Inc.)

Forward-Looking Information

This news release contains “forward-looking information”, “forward looking statements”, “future oriented financial information” and/or “financial outlooks” within the meaning of applicable Canadian and United States securities legislation (collectively herein referred to as “forward-looking information”), including the “safe harbour” provisions of Canadian provincial securities legislation and the U.S. Private Securities Litigation Reform Act of 1995, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and Section 27A of the U.S. Securities Act of 1933, as amended. The purpose of disclosing future oriented financial information and financial outlooks is to provide a general overview of management’s expectations regarding the anticipated results of operations and costs thereof and readers are cautioned that future oriented financial information and financial outlook may not be appropriate for other purposes.

Wherever possible, words such as “plans”, “expects”, “guidance”, “projects”, “assumes”, “budget”, “strategy”, “scheduled”, “estimates”, “forecasts”, “anticipates”, “believes”, “intends”, “modeled’, “targets” and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative forms of any of these terms and similar expressions, have been used to identify forward-looking information. Forward-looking information may include, but is not limited to, information with respect to: the estimation of Mineral Reserves and Mineral Resources, including the 2020 Updates; parameters and assumptions used to estimate Mineral Reserves and Mineral Resources; realization of Mineral Reserve and Mineral Resource estimates; our estimated life of mine and life of mine plan for the Brucejack Mine; production and processing estimates and estimated rates; production and gold recovery rates; capital, sustaining and operating cost estimates and timing thereof; estimated economic results of the Brucejack Mine, including net cash flow and net present value; expectations around grade of gold and silver production; predicted metallurgical recoveries for gold and silver; geological and mineralization interpretations; capital modifications and upgrades, underground development and anticipated benefits thereof, and estimated expenditures and timelines in connection therewith, including with respect to maintaining a steady state production rate of 3,800 tonnes per day; our mining (including mining methods), expansion, exploration and development activities, including the reverse circulation drill program, our infill, expansion and underground exploration drill programs and our grassroots exploration program, and the results, costs and timing thereof; timelines and similar statements relating to the economic viability of the Brucejack Mine, including mine life, total tonnes mined and processed and mining operations; production and cost guidance and our expectations around achieving such guidance; our grade control program and plans with respect to our infill drill program and our local grade control model; grade reconciliation, updated geological interpretation and mining initiatives with respect to the Brucejack Mine; our operational plans and strategy; our future operational and financial results, including estimated cash flows and the timing thereof; payment of our debt, operating and other obligations and commitments, including the source of funds and timing thereof; the future price of gold and silver; our liquidity and the adequacy of our financial resources; our intentions with respect to our capital resources; results, analyses and interpretations of explorations and drilling programs; timing, receipt, and anticipated effects of, and anticipated capital costs in connection with approvals, consents and permits under applicable legislation; litigation matters; environmental matters; our effective tax rate and the recognition of our previously unrecognized income tax attributes statements regarding United States dollar cash flows, currency fluctuations and the recurrence of foreign currency translation adjustments; and the 2020 Report and its filing date. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance are not statements of historical fact and may be forward-looking information.

Forward-looking information is subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual results, actions, events, conditions, performance or achievements to materially differ from those expressed or implied by the forward-looking information, including, without limitation, those related to: the accuracy of our Mineral Resource and Mineral Reserve estimates (including with respect to size, grade and recoverability) and the geological, operational and price assumptions on which they are based; uncertainties relating to inferred Mineral Resources being converted into Measured or Indicated Mineral Resources; commodity price fluctuations, including gold price volatility; general economic conditions; the inherent risk in the mining industry; significant governmental regulations, including environmental regulations; currency exchange rate fluctuations; uncertainty as to the outcome of legal proceedings; the effect of indebtedness on cash flow and business operations; the effect of restrictive covenants in our loan documents; assumptions regarding expected capital costs, operating costs and expenditures, production schedules, economic returns and other projections; our production, grade of gold and silver, cash flow and cost estimates, including the accuracy thereof; our ability to maintain or increase our annual production of gold at Brucejack or discover, develop or acquire Mineral Reserves for production; dependency on Brucejack for our future operating revenue; the development of our properties and expansion of our operations; our need or ability to raise enough capital to mine, develop, expand or complete further exploration programs on our mineral properties; our ability to generate operating revenues and cash flow in the future; failure of counterparties to perform their contractual obligations; the commercial viability of our current and any acquired mineral rights; availability of suitable infrastructure or damage to existing infrastructure; transportation and refining risks; maintaining satisfactory labour relations with employees and contractors; non-compliance with permits that are obtained or delay in obtaining or renewing, or failure to obtain or renew permits required in the future; increased costs and restrictions on operations due to compliance with health, safety and environmental laws and regulations; compliance with emerging climate change regulation and the detrimental effects of climate change; adequate internal control over financial reporting; various tax-related matters; potential opposition from non-governmental organizations; uncertainty regarding unsettled First Nations rights and title in British Columbia; uncertainties related to title to our mineral properties and surface rights; land reclamation and mine closure requirements; our ability to identify and successfully integrate any material properties we acquire; competition in the mining industry for properties, qualified personnel and management; our ability to attract and retain qualified management and personnel; disruption from changes in management team or failure to successfully transition new hires or promoted employees into their roles; some of our directors’ and officers’ involvement with other natural resource companies; potential inability to attract development partners or our ability to identify attractive acquisitions; compliance with foreign corrupt practices regulations and anti-bribery laws; changes to rules and regulations, including accounting practices; limitations in our insurance coverage and the ability to insure against certain risks; risks related to ensuring the security and safety of information systems, including cyber security risks; our anti-takeover provisions could discourage potentially beneficial third-party takeover offers; significant growth could place a strain on our management systems; share ownership by our significant shareholders and their ability to influence our operations and governance and, in case of sales of our shares by such significant shareholders, our share price; failure to comply with certain terms of the convertible notes; reputational risks; future sales or issuances of our debt or equity securities; the trading price of our common shares is subject to volatility due to market conditions; we are limited in our ability to, and may not, pay dividends in the foreseeable future; and certain actions under United States federal securities laws may be unenforceable. This list is not exhaustive of the factors that may affect any of our forward-looking information. Although we have attempted to identify important factors that could cause actual results, actions, events, conditions, performance or achievements to differ materially from those contained in forward-looking information, there may be other factors that cause results, actions, events, conditions, performance or achievements to differ from those anticipated, estimated or intended.

Our forward-looking information is based on the assumptions, beliefs, expectations and opinions of management on the date the statements are made, many of which may be difficult to predict and beyond our control. In connection with the forward-looking information made in this news release, we have made certain assumptions about, among other things: our business and operations and that no significant event will occur outside of our normal course of business and operations (other than as expressly set out herein); planned exploration, development and production activities and the results, costs and timing thereof; future price of gold and silver and other metal prices; the accuracy of our Mineral Resource and Mineral Reserve estimates and related information, analyses and interpretations (including with respect to any updates or anticipated updates); the geology and mineralization of the Brucejack deposit; operating conditions; capital and operating cost estimates; production and processing estimates; the results, costs and timing of future exploration and drilling; timelines and similar statements relating to the economic viability of the Brucejack Mine; timing and receipt of governmental, regulatory and third party approvals, consents, licenses and permits; obtaining required renewals for existing approvals, consents, licenses and permits; the geopolitical, economic, permitting and legal climate that we operate in; the adequacy of our financial resources, and our ability to raise any necessary additional capital on reasonable terms; our ability to satisfy the terms and conditions of our debt obligations; commodity prices; currency exchange rates and interest rates; political and regulatory stability; requirements under applicable laws; market competition; sustained labour stability and availability of equipment; positive relations with local groups; favourable equity and debt capital markets; and stability in financial capital markets. Although we believe that the assumptions inherent in forward-looking information are reasonable as of the date of this news release, these assumptions are subject to significant business, social, economic, political, regulatory, competitive and other risks and uncertainties, contingencies and other factors that could cause actual actions, events, conditions, results, performance or achievements to be materially different from those projected in the forward-looking information. The Company cautions that the foregoing list of assumptions is not exhaustive. Other events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking information contained in this news release.

Additional information about the risks and uncertainties concerning forward-looking information and material factors or assumptions on which such forward-looking information is based is provided in our Annual Information Form and From 40-F, each dated February 21, 2020, for the year ended December 31, 2019, our MD&A for the years ended December 31, 2019 and 2018, and our other disclosure documents as filed in Canada on SEDAR at www.sedar.com and in the United States through EDGAR at the SEC’s website at www.sec.gov (collectively, “the Pretivm Disclosure Documents”).

Forward-looking information is not a guarantee of future performance. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Forward-looking information involves statements about the future and is inherently uncertain, and our actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this news release and the Pretivm Disclosure Documents. We do not assume any obligation to update forward-looking information, whether as a result of new information, future events or otherwise, other than as required by applicable law.

For the reasons set forth above, readers should not place undue reliance on forward-looking information. Neither the TSX nor the NYSE has approved or disapproved of the information contained herein.

Scientific and Technical Information

This news release uses the terms “Measured Resources”, “Indicated Resources” (together “M+I”) and “Inferred Resources”. Although these terms are recognized and required by Canadian regulations (under NI 43-101), the SEC does not recognize such terms. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability. The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues. There is no guarantee that all or any part of the Mineral Resource will be converted into Mineral Reserves. In addition, “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies, except for a Preliminary Assessment as defined under NI 43-101. Investors are cautioned not to assume that part or all of an Inferred Mineral Resource exists or is economically or legally mineable.

Details regarding data verification undertaken with respect to the scientific and technical information included in this news release will be set out in the 2020 Report.

Cautionary Note to United States Investors

Disclosure regarding our mineral properties, including with respect to Mineral Reserve and Mineral Resource estimates, in this news release was prepared in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 differs significantly from the disclosure requirements of the SEC generally applicable to United States companies. For example, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in NI 43-101. These definitions differ from the definitions in the disclosure requirements promulgated by the SEC. Accordingly, information contained in this news release will not be comparable to similar information made public by United States companies reporting pursuant to SEC disclosure requirements.

Non-IFRS Financial Performance Measures

The Company has included certain non-IFRS measures in this news release. Refer to the Company’s Management’s Discussion and Analysis for the years ended December 31, 2019 and 2018 (the “MD&A”) for an explanation and discussion of non-IFRS measures. The Company believes that these measures, in addition to measures prepared in accordance with International Financial Reporting Standards (“IFRS”), provide investors an improved ability to evaluate the underlying performance of the Company and to compare it to information reported by other companies. Management uses these measures for internal valuation for the period and to assist with planning and forecasting of future operations. The non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures presented by other issuers. The presentation of non-IFRS measures is not meant to be a substitute for the information presented in accordance with IFRS. The non-IFRS financial measures included in this news release include: total cash costs, AISC and AISC per ounce of gold sold. Please refer to the “Non-IFRS Financial Performance Measures” section of the Company’s MD&A filed on SEDAR at www.sedar.com and in the United States through EDGAR at the SEC’s website at www.sec.gov for a detailed discussion and reconciliation of the non-IFRS measures to the most directly comparable IFRS measures.